SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EVO Payments, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26927E 104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26927E 104		SCHEDULE 13G

1	Name of Reporting Person Blueapple, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares(1)

	6	Shared Voting Power 0 shares(1)

	7	Sole Dispositive Power 0 shares(1)

	8	Shared Dispositive Power 0 shares(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%(1)

12	Type of Reporting Person OO

(1)  The reporting person beneficially owns 35,913,538 shares of Class B common stock issued by EVO Payments, Inc. (the “Company”) and 35,913,538 limited liability company interests (“LLC Interests”) in EVO Investco, LLC (“EVO LLC”).  The shares of Class B common stock and LLC Interests are not exchangeable for shares of the Company’s Class A common stock. As a result, the reporting person does not beneficially own any shares of Class A common stock.  The reporting person’s ownership of LLC Interests gives it an approximately 44.3% economic interest in EVO LLC, which is the sole direct subsidiary and represents the only asset of the Company.  The reporting person’s Class B common stock entitles it to cast 15.9% of the combined votes in any matter presented to the Company’s stockholders generally.

CUSIP No. 26927E 104		SCHEDULE 13G

1	Name of Reporting Person Rafik R. Sidhom

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares(1)

	6	Shared Voting Power 0 shares(1)

	7	Sole Dispositive Power 0 shares(1)

	8	Shared Dispositive Power 0 shares(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%(1)

12	Type of Reporting Person OO

(1)  The reporting person beneficially owns 35,913,538 shares of Class B common stock issued by the Company and 35,913,538 LLC Interests in EVO LLC, all of which are held of record by Blueapple, Inc. The reporting person is the founder, chairman and majority stockholder of Blueapple, Inc.  The shares of Class B common stock and LLC Interests are not exchangeable for shares of the Company’s Class A common stock. As a result, the reporting person does not beneficially own any shares of Class A common stock.  The reporting person’s ownership of LLC Interests gives him an approximately 44.3% economic interest in EVO LLC, which is the sole direct subsidiary and represents the only asset of the Company.  The reporting person’s Class B common stock entitles him to cast 15.9% of the combined votes in any matter presented to the Company’s stockholders generally.

CUSIP No. 26927E 104	SCHEDULE 13G

Item 1(a).	Name of Issuer EVO Payments, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328

Item 2(a).

Name of Person Filing

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(i)            Blueapple, Inc.

(ii)           Rafik R. Sidhom

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business and principal office of each of the Reporting Persons is 515 Broadhollow Road, Melville, New York 11747.

Item 2(c).	Citizenship Blueapple, Inc. is a Delaware corporation. Rafik R. Sidhom is a U.S. citizen.
Item 2(d).	Title of Class of Securities Class A Common Stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number 26927E 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 26927E 104	SCHEDULE 13G

Item 4.	Ownership
With respect to the beneficial ownership of the Reporting Persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 26927E 104	SCHEDULE 13G

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

Blueapple, Inc.

/s/ Rafik R. Sidhom
By: Rafik R. Sidhom
Title: President

/s/ Rafik R. Sidhom
Rafik R. Sidhom

CUSIP No. 26927E 104	SCHEDULE 13G

Exhibit Index

Exhibit 1   Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13G filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of Class A common stock, par value $0.0001 per share, of EVO Payments, Inc., a Delaware corporation (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 13, 2019.

Blueapple, Inc.

/s/ Rafik R. Sidhom
By: Rafik R. Sidhom
Title: President

/s/ Rafik R. Sidhom
Rafik R. Sidhom